UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and year ended March 31, 2025.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 17, 2025, we announced our results of operations for the quarter and year ended March 31, 2025. A copy of the outcome of the board meeting is attached to this Form 6-K as Exhibit 99.1.

We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.2.

We have placed the form of release to stock exchanges concerning our results of operations for the quarter and year ended March 31, 2025 under Indian Accounting Standards (Ind-AS). A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.3.

The Board of Directors declared a final dividend of ₹22/- per equity share which will be paid on June 30, 2025 and announced that the 44th Annual General Meeting of the members of the Company will be held on June 25, 2025. The record date for the purposes of the Annual General Meeting, final and special dividend is May 30, 2025.

Among other things, the Board of Directors approved the acquisition of MRE Consulting Limited and The Missing Link Security Pty Ltd and incorporation of subsidiaries in USA and Australia.

Further, the Board of Directors approved the investment by Mitsubishi Heavy Industries in the Infosys led Joint Venture in Japan, HiPUS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: April 17, 2025	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the Board Meeting
99.2	IFRS USD press release
99.3	Form of Release to Stock Exchanges